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                    May 1, 2023

       David Massey
       Chief Executive Officer
       Solar Integrated Roofing Corp.
       2831 St. Rose Pkwy #200
       Henderson, NV 89052

                                                        Re: Solar Integrated
Roofing Corp.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed November 9,
2022
                                                            File No. 000-56256

       Dear David Massey:

              We issued comments on the above captioned filing on November 21, 2022. On March
       28, 2023, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction
       cc:                                              Lance Brunson